SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Weatherford International plc

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

G48833118

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G48833118
1.	Names of Reporting Persons D. E. Shaw Galvanic Portfolios, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,701,059[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,701,059[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,701,059[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.8%[2]
12.	Type of Reporting Person (See Instructions) OO

1 Includes warrants exercisable into 188,758 Ordinary Shares.

2 This percentage figure is based upon 70,797,397 Ordinary Shares outstanding, consisting of: (i) 70,608,639 Ordinary Shares outstanding as of October 21, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on October 26, 2022, and (ii) 188,758 Ordinary Shares issuable upon exercise of warrants.

CUSIP No. G48833118
1.	Names of Reporting Persons D. E. Shaw Manager II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,701,059[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,701,059[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,701,059[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.8%[2]
12.	Type of Reporting Person (See Instructions) OO

1 Includes warrants exercisable into 188,758 Ordinary Shares.

2 This percentage figure is based upon 70,797,397 Ordinary Shares outstanding, consisting of: (i) 70,608,639 Ordinary Shares outstanding as of October 21, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on October 26, 2022, and (ii) 188,758 Ordinary Shares issuable upon exercise of warrants.

CUSIP No. G48833118
1.	Names of Reporting Persons D. E. Shaw Adviser II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,701,059[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,701,059[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,701,059[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.8%[2]
12.	Type of Reporting Person (See Instructions) IA

1 Includes warrants exercisable into 188,758 Ordinary Shares.

2 This percentage figure is based upon 70,797,397 Ordinary Shares outstanding, consisting of: (i) 70,608,639 Ordinary Shares outstanding as of October 21, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on October 26, 2022, and (ii) 188,758 Ordinary Shares issuable upon exercise of warrants.

CUSIP No. G48833118
1.	Names of Reporting Persons D. E. Shaw & Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,727,579[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,727,579[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,727,579[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9%[2]
12.	Type of Reporting Person (See Instructions) OO

1 Includes warrants exercisable into 188,758 Ordinary Shares.

2 This percentage figure is based upon 70,797,397 Ordinary Shares outstanding, consisting of: (i) 70,608,639 Ordinary Shares outstanding as of October 21, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on October 26, 2022, and (ii) 188,758 Ordinary Shares issuable upon exercise of warrants.

CUSIP No. G48833118
1.	Names of Reporting Persons D. E. Shaw & Co., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,732,509[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,732,609[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,732,609[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9%[2]
12.	Type of Reporting Person (See Instructions) IA, PN

1 Includes warrants exercisable into 188,758 Ordinary Shares.

2 This percentage figure is based upon 70,797,397 Ordinary Shares outstanding, consisting of: (i) 70,608,639 Ordinary Shares outstanding as of October 21, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on October 26, 2022, and (ii) 188,758 Ordinary Shares issuable upon exercise of warrants.

CUSIP No. G48833118
1.	Names of Reporting Persons David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,732,509[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,732,609[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,732,609[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9%[2]
12.	Type of Reporting Person (See Instructions) IN

1 Includes warrants exercisable into 188,758 Ordinary Shares.

2 This percentage figure is based upon 70,797,397 Ordinary Shares outstanding, consisting of: (i) 70,608,639 Ordinary Shares outstanding as of October 21, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on October 26, 2022, and (ii) 188,758 Ordinary Shares issuable upon exercise of warrants.

Item 1.
(a)	Name of Issuer
Weatherford International plc

(b)	Address of Issuer's Principal Executive Offices
2000 St. James Place Houston, TX 77056

Item 2.
(a)	Name of Person Filing
D. E. Shaw Galvanic Portfolios, L.L.C. D. E. Shaw Manager II, L.L.C. D. E. Shaw Adviser II, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship

  D. E. Shaw Galvanic Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw Manager II, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw Adviser II, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

  David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Ordinary Shares, $0.001 par value per share

(e)	CUSIP Number
G48833118

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership

As of December 31, 2022:

(a)	Amount beneficially owned:

D. E. Shaw Galvanic Portfolios, L.L.C.:

2,701,059 shares

This is composed of (i) 2,512,301 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) 188,758 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw Manager II, L.L.C.:

2,701,059 shares

This is composed of (i) 2,512,301 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) 188,758 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw Adviser II, L.L.C.:

2,701,059 shares

This is composed of (i) 2,512,301 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) 188,758 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw & Co., L.L.C.:

2,727,579 shares

This is composed of (i) 2,512,301 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 188,758 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire upon exercise of warrants, (iii) 13,548 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iv) 12,972 shares in the name of D. E. Shaw Composite Portfolios, L.L.C.

D. E. Shaw & Co., L.P.:

2,732,609 shares

This is composed of (i) 2,512,301 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 188,758 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire upon exercise of warrants, (iii) 13,548 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 12,972 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (v) 5,030 shares in the name of D. E. Shaw Investment Management, L.L.C.

David E. Shaw:

2,732,609 shares

This is composed of (i) 2,512,301 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 188,758 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire upon exercise of warrants, (iii) 13,548 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 12,972 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (v) 5,030 shares in the name of D. E. Shaw Investment Management, L.L.C.

(b)	Percent of class:

D. E. Shaw Galvanic Portfolios, L.L.C.:	3.8%
D. E. Shaw Manager II, L.L.C.:	3.8%
D. E. Shaw Adviser II, L.L.C.:	3.8%
D. E. Shaw & Co., L.L.C.:	3.9%
D. E. Shaw & Co., L.P.:	3.9%
David E. Shaw:	3.9%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
D. E. Shaw Galvanic Portfolios, L.L.C.:	-0- shares
D. E. Shaw Manager II, L.L.C.:	-0- shares
D. E. Shaw Adviser II, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:

D. E. Shaw Galvanic Portfolios, L.L.C.:	2,701,059 shares
D. E. Shaw Manager II, L.L.C.:	2,701,059 shares
D. E. Shaw Adviser II, L.L.C.:	2,701,059 shares
D. E. Shaw & Co., L.L.C.:	2,727,579 shares
D. E. Shaw & Co., L.P.:	2,732,509 shares
David E. Shaw:	2,732,509 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw Galvanic Portfolios, L.L.C.:	-0- shares
D. E. Shaw Manager II, L.L.C.:	-0- shares
D. E. Shaw Adviser II, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw Galvanic Portfolios, L.L.C.:	2,701,059 shares
D. E. Shaw Manager II, L.L.C.:	2,701,059 shares
D. E. Shaw Adviser II, L.L.C.:	2,701,059 shares
D. E. Shaw & Co., L.L.C.:	2,727,579 shares
D. E. Shaw & Co., L.P.:	2,732,609 shares
David E. Shaw:	2,732,609 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Composite Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C. and D. E. Shaw Adviser II, L.L.C., which in turn is the investment adviser of D. E. Shaw Galvanic Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Composite Portfolios, L.L.C. and the managing member of D. E. Shaw Manager II, L.L.C., which in turn is the manager of D. E. Shaw Galvanic Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 2,732,509 shares, and the shared power to dispose or direct the disposition of 2,732,609 shares, the 2,732,609 shares as described above constituting 3.9% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 2,732,609 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: February 14, 2023

D. E. Shaw Galvanic Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Manager II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Adviser II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw